

February 26, 2013

Via E-mail
Mr. Marc Wexler
Chief Executive Officer
Be Active Holdings, Inc.
220 West 30th Street, 2nd Floor
New York, New York 10001

Re: **Be Active Holdings, Inc.**
       Form 8-K
       Filed January 15, 2013
       Form 8-K/A
       Filed January 29, 2013
       File No. 333-174435

Dear Mr. Wexler:

We have reviewed your filing, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 15, 2013

General

1. We note your disclosure under Item 2.01 with respect to the private placement of units and the stock purchase agreement. Please file another amendment to your Form 8-K in which you indicate in the EDGAR tag that the filing also includes Item 1.01 disclosure, and provide all such required disclosure in the amended filing. See Item 601(b)(10) of Regulation S-K and Instruction 1 to Item 1.01 of Form 8-K.

Description of Business, page 4

Markets, page 5

2. If you retain the assertion, please provide us with supplemental support for the industry data you reference, and clarify whether the amount is a domestic or worldwide total.

Sales and Distribution, page 5

3. Please disclose here and in a new risk factor your dependence on one or a few major customers. Footnote 10 to your financial statements indicates that sales to one customer accounted for approximately 52% of sales for the year ended December 31, 2011.

4. Please provide additional disclosure to clarify whether your special "Vendor Status" with C&S Wholesale Grocers is pursuant to a written contract provision or otherwise, and briefly discuss how an entity receives that qualification.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 7

Results of Operations, page 8

5. Please expand your discussion of the items listed under this caption for all periods presented to explain the reasons for material changes. For example, we note you state that your cost of goods sold expense increased to $1,506,921 from $584,319 from December 31, 2010 to December 31, 2011. As another example, you disclose on page 12 that your general and administrative expenses increased 2% for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. Your explanation states that the "increase is primarily attributable to an increase in professional fees and a decrease in officer's salaries." In this regard, quantify the amount of the change that was contributed by each of the factors or events you identify when you refer to more than one component as a contributor to a material change.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011, page 11

6. The financial information you display under this heading appears to be for the three months ended September 30, 2012 and September 30, 2011 rather than the nine months then ended for these periods. Please review and revise your presentation as necessary.

Capital Resources and Liquidity, page 13

7. We note the amount identified as the accumulated deficit as of September 30, 2012 does not match the balance sheet. Please review and revise as necessary.

Executive Officers and Directors, page 20

8. For each listed individual, please provide a complete description of the principal business activities during most recent five years, leaving no gaps or ambiguities with regard to time. For example, specify when Mr. Rienzi stopped serving as Executive Vice President of Rienzi & Sons, and it also is unclear why you suggest that he (rather than Mr. Kesner) resigned from the company.

Executive Compensation, page 21

Summary Compensation Table, page 21

9. Revise the tabular disclosure to clarify that these amounts were for service as officers of Be Active. Also confirm that the amount for the CFO's salary is accurate, and briefly discuss why salaries decreased in 2012.

Employment Agreements, page 22

10. We note that your employment agreements reference criteria to be adopted by the compensation committee or independent members of the board of directors. We further note your disclosure on page 20 that you do not maintain any committees of the Board of directors and have no independent directors. Please clarify what criteria will be used to determine to determine annual bonuses for Mr. Wexler, Mr. Wolfson and Mr. Pugliese, and also clarify the reference to "independent directors" in the context of your board risk assessment discussion at page 21.

Certain Relationships and Related Transactions, page 23

11. We note your disclosure that on November 15, 2012, two Class A common shareholders of the company advanced Be Active $200,000 to pay the revolving credit facility. If either shareholder fits within Item 403(a) of Regulation S-K, disclose the particulars.

Item 3.02 Unregistered Sale of Equity Securities, page 28

12. We note your disclosure of the private placement of 3,852,403 units. Please amend your Form 8-K to provide the information required by Item 701(d) of Regulation S-K. *See* Item 3.02(a) of Form 8-K.

Item 9.01 Financial Statements and Exhibits, page 29

13. Please file as exhibits to the amended Form 8-K all material contracts, pursuant to Item 601(b)(10) of Regulation S-K. For example, we refer you to your revolving credit facility at Signature Bank, two co-packing agreements, and shareholders agreement.

14. You will not be entitled to incorporate by reference any unsigned versions of contracts. See generally Instruction 1 to Item 601 of Regulation S-K. Also, be sure to file complete versions of the exhibits, including all schedules and other referenced attachments.

Form 8-K/A-1 Filed January 29, 2013

General

15. Please note that Rule 12b-15 of the Exchange Act requires that amendments contain the complete text of the item being amended.

Exhibit 99.2

Balance Sheets, page 1

16. Please revise the presentation of the September 30, 2011 column to be that of the end of the preceding fiscal year, or December 31, 2011. Refer to Rule 8-03 of Regulation S-X.

Note 10. Capital Stock, page 9

17. We note your disclosure stating that the Agreement of Merger and Plan of Reorganization was dated January 9, 2012. However, we note this date is identified as January 9, 2013 in your subsequent events footnote. Please review and revise your disclosure as necessary.

18. Please clarify for us why you have retroactively restated the share amounts in the unaudited financial statements for a reverse merger and recapitalization transaction that did not occur until January 9, 2013.

Exhibit 99.3

19. Please tell us how you considered providing an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented and an explanation of what the pro forma presentation shows. Refer to 11-02(b)(2) of Regulation S-X.

Pro Forma Consolidated Statement of Operations

20. Please expand your pro forma presentation to include pro forma per share data. Refer to Rule 11-02(b)(7) of Regulation S-X.

21. Please clarify for us why pro forma adjustment (6) did not result in the complete elimination of the accumulated deficit of Be Active Holdings, Inc.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202 551- 3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director